Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     August __, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     INTERSTATE POWER AND LIGHT COMPANY  (70-[___])
     ----------------------------------

     Interstate Power and Light Company (the "Company"), whose principal executive offices are at Alliant Energy Tower, 200 First Street SE, Cedar Rapids, Iowa 52401, has filed an application-declaration in this proceeding designating Sections 6(a), 7, 9(a), 10, 12(b), and 32 of the Public Utility Holding Company Act of 1935, as amended (the "Act") as applicable to the proposed transactions. The Company is a direct wholly-owned public utility subsidiary of Alliant Energy Corporation, a registered holding company.

     The Company requests authorization to issue and sell, from time to time through December 31, 2005 (the "Authorization Period"): (a) through one or more special purpose subsidiaries of the Company, one or more series of preferred securities having a stated per share liquidation preference ("Entity Interests")


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and/or (b) one or more new series of the Company's preferred stock, par value
$0.01 per share ("Preferred Stock"), in a combined aggregate amount of Entity Interests and Preferred Stock not to exceed $200 million outstanding at any time (the issuance of the Entity Interests to include the issuance of one or more series of the Company's subordinated debentures to said special purpose subsidiaries, each series of subordinated debentures in an amount not to exceed the amount of the respective series of Entity Interests plus an equity contribution). The Company anticipates that the issuance and sale of each series of Entity Interests and/or Preferred Stock will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors

     The Company proposes to organize and acquire the stock or other equity interests in one or more special purpose limited partnerships, statutory business trusts or limited liability companies (each an "Issuing Entity") for the sole purpose of issuing the Entity Interests. The Entity Interests, which shall have a stated per share liquidation preference, may be registered under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of a registration statement filed thereunder. The holders of the Entity Interests will be either (a) the limited partners (in the case of a limited partnership),
(b) the holders of preferred interests (in the case of a business trust), or (c) non-managing members (in the case of a limited liability company) of the Issuing Entity, and the amounts paid by such holders for the Entity Interests will be treated as capital contribution to the Issuing Entity.

     The Company further requests authorization proposes to issue, from time to time in one or more series, subordinated debentures (the "Entity Subordinated Debentures") to the Issuing Entity.(1) The Issuing Entity will use the proceeds from the sale of its Entity Interests, plus the equity contributions made to it, directly or indirectly, by the Company, to purchase the Entity Subordinated Debentures. The interest rate, maturity, payment dates, redemption terms, and other terms of each series of Entity Subordinated Debentures will be designed to parallel the distribution rate, maturity, payment dates, redemption terms and other terms of the Entity Interests to which they relate and will be determined by the Company at the time of issuance. Entity Interests may be redeemable or may be perpetual in duration. Prior to maturity, the Company will pay interest only on the Entity Subordinated Debentures, at either a fixed or adjustable rate as set forth in the Entity Subordinated Debenture indenture. The interest paid by the Company on the Entity Subordinated Debentures will constitute the only source of income for the Issuing Entity and will be used by the Issuing Entity to make regular scheduled distributions on the Entity Interests.

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     1    It is proposed that the Entity Subordinated Debentures will not count against the limits on the Company's issuance of long-term debt securities, as authorized in File Nos. 70-9375 and 70-9837.


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     The Company also requests authorization to enter into a guaranty (the
"Guaranty") pursuant to which it will unconditionally guarantee (i) payment of distributions on the Entity Interests, if and to the extent the Issuing Entity has funds legally available therefor, (ii) payments to the holders of Entity Interests of certain amounts due upon liquidation of the Issuing Entity or redemption of the Entity Interests, and (iii) certain additional "gross up" amounts that may be payable in respect of the Entity Interests, as described in paragraph 9 of this section. Such Guaranty (if issued and if the corresponding series of Entity Interests is registered) will be registered under the Securities Act.

     Distributions on the Entity Interests will be paid at regularly scheduled times (as determined at the time of sale of each series) and will be mandatory to the extent that the Issuing Entity has legally available funds sufficient for such purposes. The availability of funds will depend entirely upon the Issuing Entity's receipt of the amounts due under the Entity Subordinated Debentures. The Issuing Entity will have the right to defer distributions on the Entity Interests for a specified period, but only if and to the extent that the Company defers the interest payments on the Entity Subordinated Debentures as described in paragraph 6 of this section. If distributions on the Entity Interests (including all previously deferred distributions, if any) are deferred beyond a specified period, then the holders of Entity Interests may have the right to appoint a special representative to enforce the Issuing Entity's rights under the Entity Subordinated Debentures indenture and Guaranty (if issued), including the right to accelerate the maturity of the Entity Subordinated Debentures.

     The distribution rate or interest rate payable on each series of Entity Interests (and any corresponding series of Entity Subordinated Debentures) will be determined at the time of sale and will be consistent with rates on similar securities of comparable credit quality and maturities issued by other companies, provided that, if no such comparable securities have been issued recently, the Entity Interests (and corresponding series of Entity Subordinated Debentures) may have a fixed rate or initial adjustable rate thereon at the time of issuance not greater than (a) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the average life of such series (the "Treasury Rate"), if issued at a fixed rate, or 700 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, if issued at an adjustable rate.

     The Company also requests authorization to amend and restate its Restated Articles of Incorporation ("Articles") to authorize 16,000,000 shares of Preferred Stock, which may be issued in one or more series with such rights and preferences as the Company's board of directors may fix and determine, including, without limitation, the voting power (if any) of any series of Preferred Stock; the redemption price; the dividend rate; the right (if any) of the holders of any series of Preferred Stock to convert the same into, or


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exchange the same for, other classes of stock of the Company; liquidation preferences; and sinking fund provisions.(2)

     The price, exclusive of accumulated dividends, to be paid to the Company for each series of Preferred Stock will be as fixed from time to time by the board of directors. The dividend rate on each series of Preferred Stock will be consistent with the dividend rate on similar securities of comparable credit quality and maturities issued by other companies, provided that, if no such comparable securities have been issued recently, such series of Preferred Stock may have a dividend rate at the time of issuance not greater than 700 basis points over the applicable Treasury Rate, if issued at a fixed rate, or 700 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate.

     Each series of Preferred Stock may be redeemable at specified redemption prices, subject to a restriction on optional redemption for a given number of years, or may be perpetual in duration. The Company may include for any series of Preferred Stock provisions for a sinking fund designed to redeem annually, commencing a specified number of years after the first day of the calendar month in which such series is issued, at the stated value per share of such series, plus accumulated dividends, a number of shares equal to a given percentage of the total number of shares up to a given percentage of the total number of shares of such series, with the Company having an option to redeem annually an additional number of shares up to a given percentage of the total number of shares of such series.

     The Company proposes to use the net proceeds derived from the issuance and sale of Entity Interests and/or Preferred Stock for general corporate purposes, including, but not limited to, the conduct of its business as a public utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition, or refunding of certain outstanding securities issued by or on behalf of the Company prior to their stated maturity or due date.

     The Company states that, except in accordance with a further order of the Commission in this proceeding, the Company will not publicly issue any Preferred Stock or Equity Interests unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and
(H) of Rule 15c3-1 under the Securities Exchange Act of 1934. Accordingly, the Company is requesting that the Commission reserve jurisdiction over the issuance by the Company of any such securities that are rated below investment grade.

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     2    The Company states that it intends to redeem all of its currently outstanding preferred stock pursuant to Rule 42, and that, assuming such shares are redeemed, it will require only the consent of Alliant Energy Corporation, the holder of its outstanding common stock, to amend its Articles.


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